Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2007	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

For Immediate Release

October 23, 2007

Grupo Radio Centro Reports Results for Third Quarter and First Nine Months of 2007

Mexico City, October 23, 2007 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2007. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards and have been restated in constant pesos as of September 30, 2007.

Third Quarter Results

Broadcasting revenue for the third quarter of 2007 was Ps. 177,282,000, representing a decrease of 7.3% compared to Ps. 191,239,000 reported for the third quarter of 2006. This decrease was mainly attributable to lower advertising expenditures by the Company’s clients, who purchased less airtime in the third quarter of 2007 compared to the third quarter of 2006.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter of 2007 were Ps. 104,301,000, representing a decrease of 15.4% compared to Ps. 123,359,000 reported for the third quarter of 2006. This decrease was primarily due to (i) the decrease in the allowance for doubtful accounts in the third quarter of 2007 compared to the third quarter of 2006 when the Company had a larger-than-usual reserve in connection with receivables that the Company ultimately sold in December 2006, (ii) a lower provision for severance payments to Company employees in accordance with Bulletin D-3 “Labor Obligations” under MFRS, and (iii) lower sales commissions paid to the Company’s sales force as a result of the reduction in broadcasting revenue in the third quarter of 2007 compared to the third quarter of 2006.

For the third quarter of 2007, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 72,981,000, an increase of 7.5% compared to Ps. 67,880,000 reported for the third quarter of 2006. This increase in broadcasting income was mainly attributable to the decrease in broadcasting expenses described above.

Depreciation and amortization expenses for the third quarter of 2007 were Ps. 8,342,000, a 12.1% decrease compared to Ps. 9,495,000 reported for the third quarter of 2006. Depreciation and amortization expenses were lower in the third quarter of 2007 than in the third quarter of 2006 primarily due to the Company no longer recording depreciation on certain broadcasting equipment, the useful lives of which ended subsequent to the fourth quarter of 2006.

The Company’s corporate, general and administrative expenses were Ps. 2,784,000 for the third quarter of 2007, a 4.0% increase compared to Ps. 2,677,000 reported for the third quarter of 2006.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months Results

The Company reported operating income of Ps. 61,855,000 for the third quarter of 2007, an increase of 11.0% compared to operating income of Ps. 55,708,000 reported in the third quarter of 2006. This increase was due to lower broadcasting expenses during the third quarter of 2007 compared to the third quarter of 2006.

The Company’s comprehensive financing cost for the third quarter of 2007 was Ps. 3,096,000, compared to a comprehensive financing cost of Ps. 393,000 reported for the third quarter of 2006. This unfavorable change was mainly due to a significant increase in the loss on net monetary position, from Ps. 290,000 in the third quarter of 2006 to Ps. 2,830,000 in the third quarter of 2007 due to a higher level of monetary assets relative to monetary liabilities during the third quarter of 2007.

During the third quarter of 2007, other expenses, net were Ps. 11,717,000, a 37.7% decrease compared to Ps. 18,811,000 reported for the third quarter of 2006. This decrease was mainly attributable to lower legal expenses during the third quarter of 2007 compared to the third quarter of 2006.

In the third quarter of 2007, the Company reported income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 47,042,000, a 28.9% increase compared to Ps. 36,504,000 reported for the third quarter of 2006, mainly as a result of the decrease in broadcasting expenses and other expenses described above. For the third quarter of 2006, the Company recorded extraordinary income of
Ps. 3,847,000 as a result of the inflation adjustment to the extraordinary income that was recorded in June 2006 in connection with the reversal of the provision for the contingent liability relating to the Infored arbitration.

For the third quarter of 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 47,042,000, compared to Ps. 40,351,000 for the third quarter of 2006.

The Company recorded provisions for income tax and employee profit sharing of Ps.14,682,000 for the third quarter of 2007, compared to Ps. 8,652,000 for the third quarter of 2006. This increase in provisions was primarily due to higher taxable income for the third quarter of 2007 compared to the third quarter of 2006.

As a result of the foregoing, the Company’s net income for the third quarter of 2007 was Ps. 32,360,000, compared to net income of Ps. 31,699,000 in the third quarter of 2006.

Nine Months Results

For the nine months ended September 30, 2007, broadcasting revenue was Ps. 447,800,000, representing a 27.7% decrease compared to Ps. 619,627,000 reported for the same period of 2006. The decrease in broadcasting revenue was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime in 2006 in connection with the July 2006 presidential and congressional elections.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2007 were Ps. 312,071,000, a 12.1% decrease compared to Ps. 355,016,000 reported for the same period of 2006. This decrease was primarily due to the decrease in allowance for doubtful accounts, the decrease in sales commissions to the Company’s general sales force as a result of the decrease in broadcasting revenue, and a lower provision for severance payments to Company employees during the nine months ended September 30, 2007 compared to the same period of 2006.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months Results

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2007 was Ps. 135,729,000, representing a decrease of 48.7% compared to Ps. 264,611,000 reported for the same period of 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.

Depreciation and amortization expenses for the nine months ended September 30, 2007 were Ps. 25,636,000, a decrease of 8.2% compared to Ps. 27,917,000 reported for the same period of 2006. This decrease was attributable to the Company no longer recording depreciation on certain broadcasting equipment, the useful lives of which ended subsequent to the fourth quarter of 2006.

The Company’s corporate, general and administrative expenses for the nine months ended September 30, 2007 were Ps. 9,858,000, a slight decrease compared to Ps. 9,916,000 reported for the same period of 2006.

As a result of the foregoing, the Company reported operating income of Ps. 100,235,000 for the nine months ended September 30, 2007, a 55.8% decrease compared to Ps. 226,778,000 reported for the same period of 2006.

The Company’s comprehensive financing cost for the nine months ended September 30, 2007 was Ps. 5,105,000, a 37.0% decrease compared to Ps. 8,104,000 reported for the same period of 2006. This favorable change was mainly due to a decrease in interest expense for the nine months ended September 30, 2007 compared to the same period of 2006 as a result of the Company no longer recording interest on bank debt after paying off the remaining balance of its bank debt in May 2006. The favorable effect of this decrease was partially offset by a loss on net monetary position of Ps. 3,604,000 for the nine months ended September 30, 2007, compared to a gain on net monetary position of Ps. 1,037,000 reported for the same period of 2006 due to a higher level of monetary assets relative to monetary liabilities during the nine months ended September 30, 2007.

Other expenses, net for the nine months ended September 30, 2007 were Ps. 31,654,000, a 26.5% decrease compared to Ps. 43,047,000 reported for the same period of 2006. This decrease was mainly attributed to lower legal expenses during the nine months ended September 30, 2007 compared to the same period of 2006.

For the nine months ended September 30, 2007, the Company had income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 63,476,000, a 63.9% decrease compared to Ps. 175,627,000 reported for the same period of 2006, mainly as a result of the decrease in broadcasting revenue described above.

For the nine months ended September 30, 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 63,476,000, compared to Ps. 435,790,000 reported for the same period of 2006. In addition to higher broadcasting revenue, the 2006 period benefited from extraordinary income of Ps. 260,163,000, resulting from the cancellation in June 2006 of a provision for the contingent liability relating to the Infored arbitration.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months Results

The Company recorded provisions for income tax and employee profit sharing of Ps. 18,393,000 for the nine months ended September 30, 2007, compared to Ps. 47,644,000 for the same period of 2006. This decrease was due to lower taxable income for 2007.

As a result of the foregoing, the Company reported net income of Ps. 45,083,000 for the nine months ended September 30, 2007, compared to net income of Ps. 388,146,000 for the same period of 2006.

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2007 and 2006
in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1)

	September 30,
	2007		2006
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	5,637	61,585	116,041

Accounts receivable:
Broadcasting, net	17,166	187,528	231,642
Other	501	5,476	10,625
	17,667	193,004	242,267

Prepaid expenses	1,711	18,688	10,570
Total current assets	25,015	273,277	368,878

Property and equipment, net	42,337	462,501	483,572
Deferred charges, net	557	6,082	11,035
Excess of cost over book value of net assests of subsidiaries, net	74,906	818,296	818,167
Other assets	301	3,288	3,361
Total assets	143,116	1,563,444	1,685,013

LIABILITIES
Current:
Advances from customers	7,394	80,773	91,777
Suppliers and other accounts payable	4,974	54,333	47,850
Taxes payable	2,088	22,806	89,500
Reduction in Fixed Capital Stock Payable	0	0	52,298
Total current liabilities	14,456	157,912	281,425

Long-Term:
Reserve for labor liabilities	5,084	55,542	57,373
Deferred taxes	568	6,206	20,433
Total liabilities	20,108	219,660	359,231

SHAREHOLDERS' EQUITY
Capital stock	102,157	1,115,996	1,113,632
Cumulative earnings	26,006	284,095	269,002
Reserve for repurchase of shares	3,962	43,281	42,697
Cumulative effect of deferred income taxes	(9,609)	(104,967)	(104,967)
Effects from labor liabilities	(28)	(310)	(269)
Surplus on restatement of capital	459	5,019	5,019
Minority interest	61	670	668
Total shareholders' equity	123,008	1,343,784	1,325,782
Total liabilities and stockholders' equity	143,116	1,563,444	1,685,013

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9243 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2007.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2007 and 2006 expressed in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2007		2006	2007		2006
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	16,228	177,282	191,239	40,991	447,800	619,627
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	9,548	104,301	123,359	28,567	312,071	355,016
Broadcasting income	6,680	72,981	67,880	12,424	135,729	264,611

Depreciation and amortization	764	8,342	9,495	2,347	25,636	27,917
Corporate, general and administrative expenses	255	2,784	2,677	902	9,858	9,916
Operating income	5,661	61,855	55,708	9,175	100,235	226,778

Comprehensive financing cost:
Interest expense	(57)	(625)	(264)	(182)	(1,986)	(9,845)
Interest income (2)	32	353	154	44	478	664
Gain on foreign currency exchange, net	1	6	7	1	7	40
Gain (loss) on net monetary position	(259)	(2,830)	(290)	(330)	(3,604)	1,037
	(283)	(3,096)	(393)	(467)	(5,105)	(8,104)

Other expenses, net	(1,073)	(11,717)	(18,811)	(2,898)	(31,654)	(43,047)
Income before extraordinary item and provisions:	4,305	47,042	36,504	5,810	63,476	175,627

Extraordinary item	0	0	3,847	0	0	260,163
Income before provisions	4,305	47,042	40,351	5,810	63,476	435,790

Provisions for income tax & employee profit
sharing	1,344	14,682	8,652	1,684	18,393	47,644
Net income	2,961	32,360	31,699	4,126	45,083	388,146

Net income applicable to:
Majority interest	2,961	32,359	31,721	4,125	45,073	388,074
Minority interest	0	1	(22)	1	10	72
	2,961	32,360	31,699	4,126	45,083	388,146

Net income (loss) per Series A Share (3)				0.048	0.529	2.611
Net income (loss) per ADS (3)				0.432	4.764	23.500
Weighted average common shares outstanding (000's) (3)					162,704	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9243 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2007.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2007 and 2006 was Ps. 532,000 and Ps. 1,227,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2007 and 2006 was Ps. 1,466,000 and Ps. 3,073,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: October 26, 2007	By: /s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer